

信和置業有限公司
Sino Land Company Limited

Our Ref.: SLC-EI/FC-2005/CS-0323

RECEIVED
2005 APR 28 P 5:44
OFFICE OF INTERNATIONAL CORPORATE FINANCE

4 April 200



T
1(
22
Ne\ ..., NY 10286,
U.S.A.

Attn.: Ms. Kathy Jiang



Office of International Corporate Finance
Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.,
Washington, D.C. 20549, U.S.A.

Attn.: Mr. Frank Zarb

SUPPL

Dear Sirs,

Level One Sponsored ADR Program
- Rule 12g3-2(b)#82-1868

We are pleased to **enclose** for your attention a copy of the Company's press announcement published in the South China Morning Post today regarding the appointment of Mr. Thomas Tang Wing Yung as an executive director.

If you require any other information or documents, please feel free to contact us.

Yours faithfully,
For and on behalf of
SINO LAND COMPANY LIMITED

Fanny Cheng
Deputy Company Secretary

PROCESSED
MAY 03 2005
THOMSON FINANCIAL

Encl.

c.c. The Bank of New York (Hong Kong)
Attn.: Ms. Eugenia Lee / Ms. Kammy Yuen

H:\Maisy\FC\Appointment of TT as Director (SL)\Letter-ADR

香港九龍尖沙咀梳士巴利道尖沙咀中心11至12樓 11th-12th Floor, Tsim Sha Tsui Centre, Salisbury Road, Tsim Sha Tsui, Kowloon, Hong Kong
電話Tel: (852) 2721 8388 圖文傳真Fax: (852) 2723 5901 網址Website: www.sino-land.com



Sino Land Company Limited

(Incorporated in Hong Kong with limited liability)

(Stock Code: 83)

APPOINTMENT OF DIRECTOR

The directors (the "Board") of Sino Land Company Limited (the "Company") are pleased to announce that Mr. Thomas Tang Wing Yung has been appointed as an executive director of the Company with effect from 1 April 2005.

Mr. Tang, aged 49, first joined Tsim Sha Tsui Properties Limited, the Company and Sino Hotels (Holdings) Limited ("Sino Hotels") as Chief Financial Officer in November 2003. He is now an executive director of Sino Hotels. He holds a Bachelor Degree of Science in Modern Mathematics from Surrey University, and is an Associate Member of The Institute of Chartered Accountants in England and Wales and Fellow Member of The Hong Kong Institute of Certified Public Accountants (Practising). He is also a non-executive director of Philweb Corporation, a company listed on The Philippine Stock Exchange, Inc., since January 2000.

Save as disclosed herein, Mr. Tang does not have any relationship with any other directors, senior management or substantial or controlling shareholders of the Company. As at the date of this announcement, Mr. Tang does not have any interest in shares of the Company within the meaning of Part XV of the Securities and Futures Ordinance.

There is no director's service contract entered into between Mr. Tang and the Company. Mr. Tang has no fixed term of director's service with the Company but is subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the articles of association of the Company. Annual director's fee payable to Mr. Tang by the Company will be fixed by the Board pursuant to the authority granted by the shareholders at annual general meetings.

The Board would like to express its warm welcome to Mr. Tang on his joining the Board.

For and on behalf of the Board
Robert Ng Chee Siong
Chairman

Hong Kong, 1 April 2005

As at the date of this announcement, the executive directors of the Company are Mr. Robert Ng Chee Siong, Mr. Raymond Tong Kwok Tung, Mr. Yu Wai Wai and Mr. Thomas Tang Wing Yung and the independent non-executive directors are Mr. Ronald Joseph Arculli, Mr. Paul Cheng Ming Fun and Dr. Allan Zeman.